SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                 FORM 11-K



            /x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                for the fiscal year ended December 30, 1999

                                    OR

          / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              for the transition period from ______ to ______

                      Commission file number 33-26150



                       CHESAPEAKE CORPORATION 401(k)
                     SAVINGS PLAN FOR HOURLY EMPLOYEES



                          CHESAPEAKE CORPORATION
                           1021 East Cary Street
                               P.O. Box 2350
                       Richmond, Virginia 23218-2350













INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT

                                                                      Page

Report of Independent Accountants                                       3

Financial Statements:

  Statements of Net Assets Available for Benefits
    at December 30, 1999 and December 30, 1998                          4

  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 30, 1999 and
    December 30, 1998                                                   5

  Notes to Financial Statements                                      6-11


Supplemental schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes at
    End of Year December 30, 1999                                      12

  Line 27e - Schedule of Non-Exempt Transactions
    for the Year Ended December 30, 1999                               13

Exhibit:

  23.1 - Consent of PricewaterhouseCoopers LLP                         14






















                                    -1-


SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   CHESAPEAKE CORPORATION 401(k)
                                   SAVINGS PLAN FOR HOURLY EMPLOYEES


                                   By: /s/ Thomas A. Smith
                                       -------------------
                                           Thomas A. Smith
                                           Vice President - Human
                                           Resources and Chairman of
                                           the Committee



June 16, 2000



























                                    -2-
Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings
  Plan for Hourly Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") at December 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and non-exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /S/PRICEWATERHOUSECOOPERS LLP
                                     -----------------------------
                                        PRICEWATERHOUSECOOPERS LLP
Richmond, Virginia
June 16, 2000








                                    -3-


CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 30, 1999 and 1998


                                           1999                1998
                                           ----                ----

Assets:
 Investments at fair value (Note 4)     $3,559,037          $2,344,113
 Receivables:
  Accrued income                             1,489               1,134
  Employee contributions                         -              46,431
  Employer contributions                         -              26,597
  Other receivables                         74,582              80,818
                                        ----------          ----------
    Total assets                         3,635,108           2,499,093

Liabilities:
  Other liabilities                         74,582              80,818
                                        ----------          ----------
    Total liabilities                       74,582              80,818

    Net assets available
     for benefits                       $3,560,526          $2,418,275
                                        ==========          ==========





















The accompanying notes are an integral part of the financial statements.



                                    -4-


CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 30, 1999 and 1998


                                           1999               1998
                                           ----               ----

Additions:
 Interest and dividends                 $   84,701         $   44,631
 Contributions (Notes 2 and 4)
   Employee                              1,056,584            778,881
   Employer                                134,295            120,354
 Net appreciation in fair
  value of investments (Notes 1 and 4)     366,792            235,435
                                        ----------         ----------
                                         1,642,372          1,179,301
Deductions:
 Distributions to
  participating employees (Note 2)         209,716            110,101
 Administrative fees                         3,595              2,449
                                        ----------         ----------
                                           213,311            112,550
                                        ----------         ----------
    Net increase                         1,429,061          1,066,751
                                        ----------         ----------

Interplan transfers, net (Note 6)         (286,810)           (69,091)

Net assets available for
 benefits, beginning of year             2,418,275          1,420,615
                                        ----------         ----------
Net assets available for
 benefits, end of year                  $3,560,526         $2,418,275
                                        ==========         ==========











The accompanying notes are an integral part of the financial statements.



                                    -5-
CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

   General

   The Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") covers eligible hourly employees of Chesapeake Corporation's ("Chesapeake" or the "Employer") building products division and certain display and packaging division locations, as described in the Plan agreement. The Plan's assets are held by the Bank of New York (the "Trustee"). The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles.

   Investment Valuation and Income

   Investments are stated at fair value determined as follows:

         Mutual and money market funds - Quoted market value
         Chesapeake common stock       - Last published year-end sale
                                         price on the New York Stock
                                         Exchange
         Loans to participants         - Balances due which approximate
                                         fair value

   Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation in the fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

   Risks and Uncertainties

   The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.



                                    -6-
NOTES TO FINANCIAL STATEMENTS, Continued

1. Summary of Significant Accounting Policies, continued:

   Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassification

   Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation.

2. Description of Plan:

   General

   The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document which is available at the main office of the Plan administrator at 2104 West Laburnum Avenue, Richmond, Virginia 23227.

   Employee Contributions

   A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation, in increments of 1%. Elective deferral contributions may not exceed statutory limits ($10,000 in 1999 and 1998) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

   Employer Contributions

   The Plan provides for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution. Matching contributions from Chesapeake are limited to annual dollar and percentage thresholds which vary depending upon location.
   Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.
                                    -7-

NOTES TO FINANCIAL STATEMENTS, Continued

2. Description of Plan, continued:

   In addition, the Employer establishes a fixed minimum contribution to be made to the Plan as determined by the Employer each Plan year. Total Employer contributions to the Plan, including salary deferrals and matching contributions, will never be less than the established fixed minimum contribution; if actual contributions are less than the minimum, then a supplemental contribution would be made by the Employer to the Plan. The minimum employer contribution for the Plan year is allocated to each individual who is a participant on the first day of the Plan year and who has made an elective deferral contribution during the Plan year.

   Participant Loans

   Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator. Interest rates range from 8.75% to 9.50%. Principal and interest is paid ratably through payroll deductions.

   Distributions

   Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

   Forfeitures

   Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document. The balance of forfeited nonvested accounts was $7,203 and $1,189 at December 30, 1999, and December 30, 1998, respectively.







                                    -8-
NOTES TO FINANCIAL STATEMENTS, Continued

2. Description of Plan, continued:

   Plan Expenses

   Expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

3. Plan Termination:

   While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee.

4. Investments:

   The investments are held in trust funds which are administered by the Trustee.

   The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.


















                                    -9-
NOTES TO FINANCIAL STATEMENTS, Continued

4.   Investments, continued:

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                        December 30,
                                                   1999            1998
                                                   ----            ----
Investments at fair value as determined
 by quoted market price:
  Equity funds:
   Partners Trust Fund (26,220 and
     19,048 shares, respectively)               $  471,431      $  344,192
   Diversified Equity Fund (19,217 and
     15,395 shares, respectively)                  487,641         374,519
   American Century Ultra Fund
     (30,086 and 22,513 shares, respectively)    1,377,321         752,151
  Fixed income funds:
   Dreyfus A Bond Plus Fund (19,025 and
     13,648 shares, respectively)                  254,938         191,068
   Phoenix High Yield Fund (23,921 and
     16,758 shares, respectively)                  188,736         130,547
  Common stock:
   Chesapeake Corporation (10,043 and
     5,616 shares, respectively)                   306,312         207,090
  Money market funds:
   LaSalle Interest Income Fund (281,346 and
     206,676 shares, respectively)                 281,346         206,676
  Participant Loans                                170,821         125,687

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investments, continued:

   During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $366,792 as follows:

         Mutual funds          $402,195
         Common stock           (35,403)
                               --------
                               $366,792
                               ========






                                   -10-
NOTES TO FINANCIAL STATEMENTS, Continued

5. Tax Status:

   The Plan obtained its latest determination letter on May 20, 1996, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the Plan administrator believe that the Plan is designed and is currently being operated in accordance with all applicable rules and regulations.

6. Interplan Transfers:

   Effective October 3, 1999, Chesapeake contributed its wholly owned subsidiary, Wisconsin Tissue Mills, Inc.(WT), to a joint-venture with Georgia-Pacific Corporation (G-P) and Chesapeake received a 5% interest in the joint-venture. In connection with this transaction, all participants who were employed by WT had their accounts transferred out of the Plan and into a Plan sponsored by G-P. The net value of the accounts transferred from the Plan to the G-P sponsored plan was $225,217. The remaining net transfers of $61,593 related to transfers from the Plan to the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees.

7. Subsequent Events:

   On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint-venture with G-P. The net value of the applicable participants' accounts will be transferred to a G-P sponsored plan.





















                                   -11-

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
Line 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR December 30, 1999



                          (c)
                     Description of
            (b)        Investment
 (a)    Identity of    Including                     (e)
Partie     Issue,    Maturity Date,   (d) Cost     Current
  s-     Borrower,      Rate of       of Asset    Value of
 In-     Lessor or   Interest, Par,                 Asset
Intere    Similar    Collateral or
  st       Party     Maturity Value

        Partners     Equity-income    $ 463,615    $ 471,431
        Trust Fund   fund

        Diversified  Domestic and       377,949      487,641
        Equity Fund  foreign equity
                     fund
        LaSalle      Managed stable     281,346      281,346
        Interest     capital income
        Income Fund  fund

        American     Equity fund        997,566    1,377,321
        Century
        Ultra Fund

        Phoenix      High yield         197,320      188,736
        High Yield   bond fund
        Fund

        Dreyfus A    Corporate and      268,953      254,938
        Bond Plus    government
        Fund         bond fund

*       Common       Corporate          316,427      306,312
        Stock        common stock
        Chesapeake
        Corporation

*       Loans to     Interest rates                  170,821
        Participant  range from
        s of the     8.75% to 9.50%
        Plan

*       Cash         Collective          20,491       20,491
        Equivalents  short-term
        The Bank of  Investment
        New York     Fund



* Indicates party-in-interest













                                   -12-
CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
Line 27e-SCHEDULE OF NON-EXEMPT TRANSACTIONS
For the Year Ended December 30, 1999






                  b.                 c.                                          g.
             Relationship      Description of                                  Expense                                        j.
    a.         to plan,    transactions including                            incurred in                                  Net Gain
Identity of  employer or   maturity date, rate of       d.       e.     f.   connection                       i.          (loss) on
  party      other party-  interest collateral, par  Purchase Selling Lease     with           h.           Current          each
 involved     in-interest    or maturity value         price   price  rental transaction  Cost of asset  value of asset  transaction
Chesapeake                  Failure to
Corporation   Plan Sponsor  remit
                            participant                                                                  $115,607 for
tion                        contributions                                                                the total of
                            within 15                                                                    the six
                            business                                                                     separate
                            days of the                                                                  occasions
                            month
                            following                                              separat
                            the                                                    e
                            contribution                                           occasio
                            on six                                                 ns
                            separate
                            occasions*



*Delayed remittance was the result of complications associated with the implementation of a new payroll system. The Plan sponsor subsequently rectified the situation; the allocation of participant investment earnings was recalculated assuming that participant contributions were remitted in a timely manner. Participants' accounts were then credited with any favorable difference.













                                      -13-

                                                       EXHIBIT 23.1





CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-26150) of Chesapeake Corporation of our report dated June 16, 2000 relating to the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees, which appears in this Form 11-K.



                                  /S/ PRICEWATERHOUSECOOPERS LLP
                                   -----------------------------
                                      PRICEWATERHOUSECOOPERS LLP



Richmond, Virginia
June 16, 2000





























                                   -14-